SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 26, 2003

TELIASONERA AB
(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☑    Form 40-F  ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release
January 26, 2004

TeliaSonera and Elisa have settled arbitration dispute

TeliaSonera Mobile Networks AB (former Telia Mobile) and Elisa’s subsidiary Radiolinja Origo Ltd have settled the disputes relating to the service provider agreement in Telia Mobile’s divested business in Finland.

The settlement ends the arbitration procedure, which begun in 2002, in which Telia Mobile Finland (sold since the merger between Telia and Sonera) and Radiolinja, claimed damages from each other. The parties have agreed not to disclose the settlement amount.

The impact of the settlement is accounted for in 2003 and is included in the result of the sale of Telia Mobile Finland.

For further information journalists can contact:
TeliaSonera’s Press Office, +46-(0)8-713 58 30

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003 TeliaSonera had 11,558.000 mobile customers and 8,025,000 fixed customers and 1,555,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-September 2003 amounted to SEK 60,7 billion (EUR 6.8 billion). The number of employees was 26,216.